METZ LEWIS LLC
11 Stanwix Street, 18th Floor
Pittsburgh, PA  15222

February 24, 2010

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Fort Pitt Capital Funds (the "Trust")
File Nos. 333-69326 and 811-10495

Gentlemen:

Pursuant to Rule 485(b)(4), the undersigned, counsel for the Trust, represents that Post-Effective Amendment No. 14 to the Form N-1A Registration Statement of the Trust does not contain disclosures which would render it ineligible to become effective pursuant to rule 485(b).

Very truly yours,

/s/ Gregory A. Gross

Gregory A. Gross

GAG/ms